UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$759,024,240.00	$103,530.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 11,199,400 shares of voting common stock, par value $.50 per share (outstanding as of October 18, 2012). The transaction value also includes the aggregate offer price for (i) 91,750 shares issuable pursuant to outstanding options with an exercise price less than $65.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $65.00 minus such exercise price and (ii) 899,568 stock appreciation rights outstanding with a base price less than $65.00 per stock appreciation right, which is calculated by multiplying the number of shares underlying such outstanding stock appreciation rights at each base price therefor by an amount equal to $65.00 minus such base price.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $103,530.91	Filing Party: Toyota Industries Corporation and Industrial Components and Attachments II, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), for all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 2, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents.”

All information set forth in the Offer Documents is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Amendment No. 5.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 5 is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by replacing the second paragraph in the sub-section captioned “United States Antitrust Compliance” in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase with the following paragraph.

“Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 31, 2012. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on November 2, 2012. On November 15, 2012, Parent voluntarily withdrew its notification and re-filed the notification on November 19, 2012. On November 30, 2012, Parent again voluntarily withdrew its notification and re-filed the notification on December 5, 2012. The Company re-filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on December 6, 2012. On December 20, 2012, Parent received from the Antitrust Division a Request for Additional Information and Documentary Material (the “Second Request”) under the HSR Act with respect to the Offer and the Merger. Parent expects to promptly respond to the Second Request, and to continue to work cooperatively with the Antitrust Division as it conducts its review of the proposed transaction in order to respond to and resolve expeditiously any questions the Antitrust Division may have. On December 20, 2012, the Company informed Parent that it also received from the Antitrust Division a Request for Additional Information and

Documentary Material and that it intends to cooperate with the Antitrust Division with respect to such request. As a result of the Second Request, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer has been extended until 11:59 p.m., New York City Time on the 10th calendar day following the date of Parent’s substantial compliance with the Second Request, unless such waiting period is earlier terminated. Thereafter, the waiting period may be extended only by court order or agreement of Parent, Purchaser and the Antitrust Division. In practice, complying with a request for additional information can take a significant period of time. The Offer, as extended, is now scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 24, 2013.”

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On December 20, 2012, in conjunction with the Second Request (as defined below) that Parent received from the Antitrust Division (as defined below) on December 20, 2012 and to which it intends to respond to promptly, and with the consent of the Company, Parent extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, December 20, 2012. The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Thursday, January 24, 2012, unless further extended. The Depositary has advised us that, as of 5:00 p.m., New York City time, on Thursday, December 20, 2012, 10,103,373 Shares had been validly tendered and not properly withdrawn (including 343,885 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 90.2% of the outstanding Shares.

On December 20, 2012, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(10)	Press Release of Toyota Industries Corporation, dated December 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By:	/s/ Kyoichi Maruyama
Name:	Kyoichi Maruyama
Title:	Sole Officer

Date:	December 20, 2012

TOYOTA INDUSTRIES CORPORATION

By:	/s/ Akira Onishi
Name:	Akira Onishi
Title:	Senior Managing Director

Date:	December 20, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(a)(7)	Class Action Complaint dated November 2, 2012 (Joseph Polyak v. Cascade Corporation, et. al.). *

(a)(8)	Amended Class Action Complaint dated November 9, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).*

(a)(9)	Press Release of Toyota Industries Corporation, dated December 3, 2012.*

(a)(10)	Press Release of Toyota Industries Corporation, dated December 20, 2012.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Previously filed

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